

Mail Stop 7010

November 30, 2007

<u>Via U.S. mail and facsimile</u>

Mark A. Jackson
Chief Executive Officer
Noble Corporation
13135 South Dairy Ashford, Suite 800
Sugar Land, TX 77478

   Re: Noble Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed February 28, 2007
      File No. 001-31306

Dear Mr. Jackson:

   We have reviewed your annual report on Form 10-K for the fiscal year ended December 31, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they

relate to revenues, operating expenses and other income or expenses. Instead of simply using the term "primarily" to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989). For example, provide more detail at page 22 regarding the various components that accounted for the $68.4 million balance of the increase in international contract drilling services expenses from 2005 to 2006.

Definitive Proxy Statement filed March 14, 2007

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Transactions with Related Persons, page 9

Policies and Procedures Relating to Transactions with Related Persons, page 10

2.   Please describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(b) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.

3.   Also, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See Item 404(b) of Regulation S-K.

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

4.   We direct you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in the amount and type of compensation awarded to individual executive officers. For example, include enhanced analysis regarding the variance in base salary, non-equity incentive plan awards, and long-term incentive compensation in the form of restricted stock awards and options granted during fiscal year 2006 to Messrs. Day and Jackson compared to all other named executive officers during fiscal year 2006.

5.   Please disclose how the compensation committee determined the number of stock options and time-vested restricted ordinary shares granted to your named executive officers during the relevant fiscal year.

6.   Please disclose how the compensation committee determined each element of compensation to be paid to each newly hired named executive officer in connection with such officer's hiring. For example, you did not disclose how the compensation committee determined to grant to Mr. Mitchell, effective on the date that he commenced employment, 40,000 shares of time-vested restricted shares and 40,000 stock options. In addition, you did not disclose how the compensation committee determined to grant Mr. Mitchell a discretionary bonus of $100,000 outside of the Noble Corporation Short Term Incentive Plan.

7.   Explain in plain terms how the various formulas work. For example, it is not evident how you determined that for 2006, "the combined weighted percentage of goal achievement resulted in an applicable multiplier of 1.75."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
     L. Nicholson